SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING
                                                 SEC File Number
                                                      0-22750
[X] Form 10-QSB

For the Quarterly Period Ended September 30, 2000


PART I      REGISTRANT INFORMATION

Full Name of Registrant:     Advanced Wireless Systems, Inc.

Address of Principal Executive Office:

716 College Avenue, Suite A-2
Santa Rosa, California  95404

PART II     RULES 12b-25(b) AND (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

PART III     NARRATIVE

The company needs additional time to complete an accurate filing.

PART IV     OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

     Thomas M. Howard                       707-576-1008

     (2)  Have all other periodic reports required under section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding

12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES          [   ] NO

(3) Is it anticipated that any significant in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] YES          [  ] NO

The Company recently acquired the assets of DWSI and Daybreak
Auto Recovery, Inc.

                          SIGNATURES

Advanced Wireless Systems, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ADVANCED WIRELESS SYSTEMS, INC.

DATE: November 12, 2000 /s/ Thomas M. Howard
                        --------------------------------
                        Thomas M. Howard, President